AMENDMENT TO EMPLOYMENTAGREEMENT

This AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment") is made as of the 2nd day of February, 2006, by and between CANTAR/POLYAIR CORPORATION, a Delaware Corporation and its affiliated companies (the "COMPANY"), and GARY CRANDALL, President Sales and Marketing of the Company's Pool Division ("CRANDALL").

RECITALS:

A. The COMPANY and CRANDALL entered into an Employment Agreement dated June 1, 2003 (the "Agreement") whereby COMPANY agreed to employ CRANDALL under the terms and conditions set forth therein, a copy of which is attached hereto as Exhibit A and by this reference made a part of this Amendment.

B. COMPANY and CRANDALL desire to amend the provisions of the Agreement in the event of a "Change of Control" of the Company's Pool Division.

C. Except as provided in this Amendment, the Agreement shall remain in effect and binding on both Parties in all respects to the fullest extent permitted by law.


NOW, THEREFORE, for the consideration specified in this Amendment, the COMPANY and CRANDALL hereby agree as follows:

1. DEFINITIONS. Each term used in this Amendment shall have the same meaning as is ascribed to such term in the Agreement unless otherwise provided for herein.

     (a) For purposes of this Amendment only, a "Change of Control" will occur if all or a substantial part of the operating assets of the Company's Pool Division are sold and/or operating control of the Company's Pool Division is transferred to a person or entity other than Polyair Inter Pack Inc.("PPK") or its current controlling shareholders Consolidated Mercantile and Glencoe Capital.

     (b) For purposes of this Amendment only, the new person or entity that is the subject of the Change of Control shall be referred to as the "NEW COMPANY".

     (c) For purposes of this Amendment only, the phrase "Transition Period" shall mean the six (6) month period immediately following the date of a Change of Control unless sooner terminated by either Crandall or the New Company.

     (d) For purposes of this Amendment only, the phrase "Cause" will have the same meaning ascribed in the Agreement except that the definition will be expanded to include any action or inaction of CRANDALL by which he fails to perform services to the best of his ability during the Transition Period if requested to do so by the COMPANY following a Change of Control.


2.   a) In the event of a Change of Control,  if the New Company hires Crandall,
     Section 6.4 of the Agreement shall not apply. In the event of a Change of Control wherein Crandall advises the Company and the New Company at the closing date of the Change of Control that he does not elect to join the New Company, the Company shall pay Crandall a lump sum payment of 24 months salary which is the severance to which he would have been entitled in the event and as if Section 6.4 of the Agreement if either (a) the New Company does not request Crandall to continue to perform under the Agreement during the Transition Period or (b) if requested by the New Company, Crandall continues to honor the Agreement during the Transition Period (the "Special Payment").

     b) In the event Crandall is entitled to the Special Payment, the Company shall make the Special Payment thirty (30) days after the termination of the Transition Period subject to all applicable withholding.

     c) In the event Crandall does perform under the Agreement during the Transition Period, then he shall be entitled to all current compensation including salary, all insurances, car allowances, dues, bonus and other benefits as contemplated by the Agreement during the Transition Period. In the event that Crandall voluntarily resigns prior to the end of the Transition Period or the New Company terminates Crandall for Cause during the Transition Period, no Special Payment will be due.

     d) For added clarity, during the Transition Period, Crandall shall be required to perform services as contemplated under the Agreement and consistent with his responsibilities and authorities prior to the Change of Control.

     e) In the event that Crandall is requested to and does provide services to the New Company during the Transition Period, then the Agreement shall be deemed assigned to and assumed by the New Company and the Company shall be released from its obligations under the Agreement except for its obligation to make the Special Payment. As a matter of convenience, the parties may determine it is convenient for Crandall to remain on the payroll and/or benefit programs with reimbursement from the New Company.

     f) If Crandall constitutes part of the ownership group of the New Company or enters into any employment or consulting agreement with the New Company or its affiliates to provide services to the New Company or its affiliates after the Transition Period, then the Special Payment will not be due or payable. If Crandall enters into any such arrangement with the New Company or its affiliates after payment of the Special Payment, he shall return the Special Payment.

3. BINDING EFFECT. The Agreement, as modified by this Amendment (including all recitals), shall continue in full force and effect, subject to the terms and provisions of both the Agreement and the Amendment. In the event of any conflict between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment shall control.

IN WITNESS WHEREOF, the Company has executed by its duly authorized officer, and CRANDALL has approved and executed this Amendment as of the date indicated below.

GARY CRANDALL                               CANTAR/POLYAIR CORPORATION

/s/Gary Crandall                            /s/Henry Schnurbach
By: Gary Crandall                           By: Henry Schnurbach